[DLA PIPER LOGO APPEARS HERE]	DLA Piper US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

September 27, 2006

Michael E. McTiernan, Special Counsel

Jennifer Gowetski, Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8 Washington, D.C. 20549

Re:	Institutional REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed on September 19, 2006
File No. 333-136273

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. Gowetski:

On behalf of our client, Institutional REIT, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Leo F. Wells, III of the Company dated August 30, 2006 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the initial Registration Statement filed on August 3, 2006, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean unmarked version of Amendment No. 1 as filed on EDGAR.

Before responding to the Comment Letter, we would like to explain changes reflected in Amendment No. 1 that were not prompted by the Comment Letter.

•

Given that the Company does not know when it will break escrow and that the Company has not yet identified an asset for acquisition, the Company does not know whether it will have operations in 2006. If it does not, the Company could elect REIT status for the first time in 2007 without affecting the Company’s or an investor’s tax liability. Qualifying as a REIT prematurely would impose unnecessary burdens on the Company. Therefore, we have revised the

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September 27, 2006

registration statement to reflect the fact that we will elect to be a REIT in 2006 or 2007 depending upon when the Company actually commences operations.

•	The Company has changed its Form of Employee Stock Option Plan to a Form of Long-term Incentive Plan.

•	We have filed a revised Subscription Agreement as Appendix A, the Dividend Reinvestment Plan as Appendix B and Forms of Advisory Agreement, Limited Partnership Agreement, Long-Term Incentive Plan, Independent Director Stock Option Plan, Dealer Manager Agreement, Primary Dealer Agreement and Select Dealer Agreement as Exhibits to Amendment No. 1.

•	We have attached draft opinions of counsel, Exhibits 5.1 and 8.1, as appendices to this response letter.

We would also like to note to the Staff that neither the Company nor any broker-dealer has produced any sales literature, but prior to first use, such sales literature will be submitted for Staff review.

Form S-11 Registration Statement

General

1.	We note your letter dated August 15, 2006. If you have not already done so, please file this letter as correspondence on Edgar.

Response: On August 31, 2006, we filed our letter dated August 15, 2006 on EDGAR as correspondence.

2.	We note that you will provide your shareholders with periodic updates on the performance of your company via U.S. mail or courier. We further note that, with a shareholder’s permission, you may furnish this information by electronic delivery, including with respect to your annual report, by notice of the posting of your annual report on your affiliated web site. Please briefly describe how you will determine a shareholder’s consent to electronic delivery and how you will ensure that delivery to the shareholder has been satisfied.

Response: Each prospective institutional investor will be required to complete a subscription agreement and follow the subscription procedures instructions. Paragraph 5 of the Subscription agreement requires each investor to make an affirmative election providing permission for us to furnish our periodic updates and other such information by electronic delivery including by notice of the posting our annual report on our affiliate’s web site. The Company will determine that it has consent only after it has accepted a valid subscription agreement. The Company intends to ensure electronic delivery by confirming over the Internet, to the extent possible, that the email address information provided by the investor has not rejected delivery of the Company’s electronic communication regarding its periodic updates.

3.	We note your disclosure on pages 68 and 69 regarding conflict resolution procedures. Please advise us where you have provided the disclosure required by Item 25 of Form S-11 regarding your policies with respect to certain transactions.

Response: The Company has revised its disclosure and appreciates the Staff’s comment pointing the Company toward Item 25 of Form S-11. Specifically, on pages 73-

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September 27, 2006

74 the Company revised its disclosure to clarify that it is the Company’s policy that certain matters be acted upon with the approval of the conflicts committee, which list of matters includes transactions with affiliates. Further, the Company has clarified its conflict of interest risk factor to address this comment on page 28. The Company believes this modified disclosure is responsive to Item 25(a) of Form S-11. The Company notes that the paragraph preceding this list includes a description of the Company’s charter provisions relating to the conflicts committee, which is also responsive to Item 25(a) of Form S-11. In addition, on page 71, the Company discloses that the Company’s charter expressly disclaims any interest in an opportunity that may be pursued by the Company’s advisor or one of the advisor’s affiliates (which would include the current officers and directors of the Company) until the Company recommends the transaction to the Company. The Company believes this disclosure is responsive to Item 25(b) of Form S-11.

4.	Please include the disclosures required by Item 12(d) and (e) of Form S-11.

Response: Pursuant to Items 12(d) and (e) of Form S-11, the Company revised its disclosure on page 79 under the caption “Investments in Other Securities” to clarify that the Company will not underwrite the securities of other issuers and does not intend to invest in the securities of other issuers for the purposes of exercising control.

Cover Page

5.	The fifth bullet point suggests that once you generate a certain level of cash flow your organizational documents prohibit you from making distributions from sources other than operating cash flow. Please confirm this is correct or revise to clarify.

Response: In accordance with the Staff’s comment, the Company revised its cover page and summary question and answer disclosure on page 4 to clarify that nothing in the Company’s organizational documents prohibits the Company from paying distributions from any source.

Summary, page 1

6.	Please provide the full names of all promoters and indicate all positions and offices with the company now held or intended to be held by each such promoter. Refer to Item 11 of Form S-11.

Response: In response to the Staff’s comment, the Company added disclosure to the second paragraph under the caption, “What is Institutional REIT, Inc.?” on page 1 naming the promoters. Pursuant to paragraph (2) of the definition of “promoter” provided in Securities Act Rule 405, the Company decided to use the term “organizer” rather than “promoter.”

What is your relationship to Wells Real Estate Investment Trust…?, page 2

7.	We note your statement on page 3 that you have a common advisor and some of your directors and officers are also directors and/or officers of Wells REIT I, Wells REIT II and Wells Timber. Please expand your disclosure on pages 3, 5 and 27 to identify the common advisor and the directors and officers that are also directors and/or officers of Wells REIT I, Wells REIT II and Wells Timber.

Response: The Company revised pages 3, 5 and 29 to identify the Company’s common advisor, Wells Capital, Inc., and specify that Messrs. Wells, Williams and Fretz

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September 27, 2006

serve as directors and/or officers of the Company while also serving as directors and/or officers of Wells REIT I, Wells REIT II and Wells Timber.

Are there any risks involved in an investment…?, page 3

8.	Please expand the seventh risk factor on page 4 to briefly describe the most significant conflicts of interest facing your directors, officers, advisor, dealer-manager and its affiliates.

Response: The Company revised its question and answer disclosure by expanding the eighth risk factor bullet on page 4 to reflect examples of significant conflicts of interest including: (i) the allocation of time among the directors, officers, advisor, dealer-manager and its affiliates and the Company and other Wells-sponsored programs, (ii) the compensation arrangements among the Company’s advisor, its affiliates and the Company, which arrangements create incentives for the advisor that may conflict with the Company’s best interests, and (iii) the compensation arrangements among the advisor, its affiliates and other Wells-sponsored programs, which arrangements may create incentives for the advisor to favor another Wells-sponsored program over the Company.

9.	Please expand the eighth risk factor on page 4 to quantify the fees and expenses that you pay to your advisor, its affiliates and participating broker-dealers. In addition, please provide corresponding disclosure on page 7.

Response: As requested by the Staff, the Company expanded the ninth risk factor bullet on page 4 to enumerate the differing types of fees and expenses the Company will pay to its advisors, affiliates and broker-dealers, such as organization and offering expenses, dealer manager fees, asset management fees and deferred selling commissions. Although the Company has expanded this risk factor to include those fees and expenses, the Company has not quantified each fee and expense because of the close proximity in the summary to what the Company believes would be redundant disclosure on pages 9-13.

10.	Please revise to state that the fees payable at the operational stage are not based on the performance of the investments.

Response: The Company revised its disclosure in the ninth bullet point on page 4 to reflect that the fees payable at the operational stage are not based on the performance of the investments.

Who is the dealer-manager and what will the dealer-manager do?, page 6

11.	We note that your dealer manager has limited experience managing a distribution directed to institutions. We further note your disclosure on page 29 that your dealer manager has no experience managing offerings that are directed only to institutions. Please revise your disclosure on page 6 to be consistent or tell us what experience your dealer manager has managing a distribution directed to institutions.

Response: The Company complied with the Staff’s request by revising its disclosure on page 6 to state that although the dealer manager has substantial experience managing the public offerings of Wells-sponsored entities directed primarily to retail investors, the dealer manager has only limited experience facilitating the distribution of

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September 27, 2006

securities to institutional investors and has not previously managed a public offering directed “solely” to institutional investors. The Company also revised its risk factor on page 32, which describes the risk of its dealer manager having no experience managing a public offering directed “solely” to institutional investors.

Who is Integrity Investments, Inc. and what will it do?, page 6

12.	We note that Richard F. Curcio is the principal of Integrity Investments and has agreed to reimburse your advisor for up to $500,000 of the first $1,000,000 in organizational and offering expenses related to this registered offering. Please expand your disclosure to discuss whether Mr. Curcio or Integrity Investments has an affiliation with you or your affiliates and briefly discuss and quantify any fees that he or Integrity Investments will receive as the primary participating broker-dealer for this offering.

Response: The Company revised its disclosure to convey that neither Mr. Curcio nor Integrity Investments, Inc. has any affiliation with the Company, Wells Capital or its affiliates. Mr. Curcio will receive no fees from the Company personally. In response to the Staff’s comment, the Company revised its disclosure on page 6 to briefly discuss and quantify the fees in connection with Integrity’s marketing and distribution of the Company’s primary offering shares. For all sales, the dealer manager will reallow 0.25% of the dealer manager fee to Integrity and 0.25% of the deferred selling commissions.

Who is your advisor and what will the advisor do?, page 6

13.	We note that Wells Capital is your advisor. Please expand your disclosure to briefly describe the advisory agreement and disclose that the agreement was not negotiated at arm’s-length and, accordingly, you may pay more for such services. Alternatively, please include similar disclosure in a summary risk factor.

Response: In accordance with the Staff’s request, the Company expanded its disclosure on page 7 to briefly describe the services the Advisor will provide, including advice as to property acquisitions and dispositions, asset management, marketing, investor relations and other administrative services to the Company. The Company also included the termination date of the advisory agreement and noted that the advisory agreement was not negotiated at arm’s length and that the Company may pay more for advisory services than it otherwise would have if the Company had negotiated the advisory agreement at arm’s length.

14.	We note that your officers, acting through your advisor, will make most of the decisions regarding your investments and that you expect that the conflicts committee of your board of directors will exercise its right to approve or reject all proposed property acquisitions. Please expand your disclosure on pages 6 and 58 to clarify, if true, that neither the board of directors nor the conflicts committee is required to approve any property acquisitions.

Response: To comply with the Staff’s request, the Company revised its disclosure on pages 7 and 62 to reflect that the Company will acquire properties only after receiving the approval from the conflicts committee of the board of directors.

What conflicts of interest will your advisor fact?, page 7

15.	Please expand your disclosure to identify the Wells-sponsored programs with which you will directly compete for properties and tenants. We note that you will

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September 27, 2006

target “high-quality, income-generating office and industrial properties leased to creditworthy companies and governmental entities.”

Response: In response to the Staff’s comment, the Company revised its disclosure on page 8 to identify Wells REIT II as the Wells-sponsored program with which it may compete directly for properties. Because Wells REIT I no longer conducts a primary offering and is no longer in a growth stage in its life cycle, the Company does not believe that it will compete directly for properties with Wells REIT I. Similarly, existing Wells-sponsored private real estate programs are either in a holding or liquidation stage or do not seek similar properties. The Company also revised its disclosure to identify Wells REIT I, Wells REIT II and other public and private Wells-sponsored programs as those Wells-sponsored programs with which it may compete directly for tenants.

What are the fees that you will pay to the advisor and its affiliates…?, page 8

16.	Please revise to state that the advisory fees paid to Wells Capital will be paid irrespective of the quality of its services. In addition, please expand your disclosure in this section and on page 59 to clearly state that the fees payable during the operational stage are not related to your performance.

Response: Pursuant to the Staff’s comment, the Company revised its disclosure on pages 9, 30 and 73 to state that some advisory fees, such as acquisition and asset-management fees, will be paid irrespective of the quality of the services provided and will be unrelated to the Company’s performance.

17.	We note that the monthly asset management fees will equal one-twelfth of 0.50% of the cost of investments. Please expand your disclosure in this section and on page 59 to clarify what you mean by “cost.”

Response: The Company expanded its disclosure on pages 11 and 65 to clarify that the sum of the cost of all gross assets, includes acquisition expenses that the Company capitalizes and any debt attributable to such investments.

18.	Please include footnote disclosure regarding the acquisition fees that may be paid assuming you utilize your targeted amount of indebtedness. Refer to Item 4B of Industry Guide 5.

Response: Per the Staff’s comment, the Company revised its summary compensation disclosure on page 10 and footnote 3 to the compensation table on page 68 to disclose that to the extent the Company funds property acquisitions with debt, the amount of acquisition fees will be proportionately greater. More specifically, the Company included new disclosure stating that if it raises the maximum aggregate offering amount, it expects to incur debt equal to 25% of the cost of its assets and quantifying the acquisition fees if such debt were incurred.

How long will this offering last?, page 17

19.	We note your statement on page 17 that in some circumstances you could continue the offering until as late as __________, 2010. Please expand your disclosure on pages 18 and 125 to briefly describe these circumstances. In addition, please disclose whether you may offer shares beyond 2010, including pursuant to a new registration statement. Please disclose whether there is a date beyond which you do not intend to continue offering shares other than through your DRIP plan.

Securities and Exchange Commission

September 27, 2006

Response: The Company revised its offering term disclosure on pages 18 and 132 to reflect that if the Company has not sold all of the primary offering shares registered in this registration statement by _________, 2008, the Company may extend this offering for one additional year or until __________, 2009. If the Company files another registration statement during the proposed one-year extension in order to sell additional shares, pursuant to Rule 415 (a)(5)(ii)(B) of Regulation C, the Company could continue selling shares in this primary offering until the earlier of _________, 2010 or the effective date of the subsequent registration statement. The Company also revised its disclosure to confirm that it has not set a final date or an aggregate amount of offering proceeds beyond which it would cease conducting public offerings.

Are there any special restrictions on the transfer of shares?, page 18

20.	Please revise your disclosure to clarify whether there are any restrictions on the transfer of shares after the shares have been held for at least one year.

Response: To comply with the Staff’s comment, on page 19 the Company revised its restriction on the transfer of shares disclosure to clarify that in addition to the one-year restriction, the Company’s charter includes a 9.8% ownership limited per stockholder. The Company also conveyed that it is unlikely that there will be a ready market to trade its shares.

How may institutions in this offering sell their shares?, page 19

21.	Please disclose that you intend to request exemptive relief from the SEC in order that you may redeem shares during this primary offering.

Response: At the Staff’s request, the Company revised its disclosure in the first paragraph on page 21 to confirm that the Company intends to request exemptive relief from the SEC in order to allow institutions to redeem their shares during this primary offering.

Risk Factors, page 22

Risks Related to an Investment in Us, page 22

There is no public trading market for our shares…, page 22

22.	We note that the proposed share redemption program would not obligate you to redeem shares in excess of the limits described elsewhere in the prospectus. Please limit your use of cross-references throughout this section and briefly describe and quantify, to the extent possible, any limits or restrictions in your proposed share redemption plan.

Response: The Company revised page 24 to briefly describe and quantify the principal restrictions on its proposed share redemption program. Also, the Company included disclosure that even if the Company adopted the proposed share redemption program, the Company could later amend, suspend or terminate the proposed share redemption program upon 30 days’ notice.

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Risks Related to Conflicts of Interest, page 26

Our advisor and possibly Wells Management will fact conflicts., page 26

23.	We note that other Wells-sponsored programs also rely on your advisor for investment opportunities. Please expand your disclosure in this section and on page 23 to state how many other Wells-sponsored programs rely on your advisor and how many of these target the same types of properties and tenants. In addition, please state how many other Wells-sponsored programs rely on Wells Management.

Response: In order to comply with the Staff’s comment, the Company revised page 28 to state that in total, 19 other Wells-sponsored programs rely on our advisor and of these programs, Wells REIT II actively targets both similar properties and tenants. Similarly, the Company disclosed that it may rely on Wells Management to attract and retain creditworthy tenants for some of its properties and that 29 other Wells-sponsored private and public programs rely on Wells Management for the same services.

Our advisor, its affiliates and our officers will face competing demands…, page 26

24.	We note that you will rely on your advisor and its affiliates for the day-to-day operation of your business and that your advisor and its affiliates, including your officers, have interests in other Wells programs and engage in other business activities. Please expand your disclosure to briefly describe the other Wells business activities.

Response: At the Staff’s request, the Company revised page 29 to expand its disclosure to describe that the Company’s advisor and its affiliates and the Company’s executive officers conduct Wells-related business activities including: (i) providing advisory services to other Wells-sponsored entities, (ii) the possible sponsorship of new programs, (iii) providing property management services to other Well-sponsored programs and (iv) acting as dealer manager for offerings of other Wells-sponsored programs

Our advisor and its affiliates, including our officers…. page 27

25.	Please expand your disclosure to clarify how many Wells-sponsored programs pay higher fees than you do. Please also quantify the difference.

Response: The Company complied with the Staff request by expanding its disclosure on pages 29-31.

Risks Related to This Offering and Our Corporate Structure, page 28

You will have limited control over changes in our policies and operations…. page 30

26.	We note that, under Maryland General Corporation Law and your charter, your stockholders will have a right to vote only on limited matters. Please expand your disclosure to briefly describe these limited matters.

Response: The Company revised its disclosure on page 33 to expand its disclosure to list all matters on which stockholders may vote including:

(i) the election and removal of directors;

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September 27, 2006

(ii) amendments to the Company’s charter;

(iii) the Company being a party to a consolidation or certain mergers or share exchanges;

(iv) the transfer of all or substantially all of the Company’s assets;

(v) the Company’s dissolution; and

(vi) if the Company has not applied for listing on a national securities exchange by __________, 2018, whether to extend this listing deadline or vote to approve our liquidation.

Estimated Use of Proceeds, page 43

27.	We note that you have been able to increase the amount of offering proceeds that you can invest in real estate by deferring the payment of up to $0.60 per share in selling commissions over a 12-year period commencing one year from the issuance of the share. Please quantify the aggregate amount of deferred selling commissions.

Response: The Company complied with the Staff’s request by revising its estimated use of proceeds footnote (1.) disclosure on page 46 to quantify the aggregate amount of deferred selling commissions payable over 12 years if the Company sells the maximum aggregate offering amount.

Management, page 45

28.	We note that, prior to effectiveness, you will have a five-member board of directors and that you will have three independent directors. Please update your disclosure accordingly, including committee membership and identify the current members of your board.

Response: The Company notes and appreciates the Staff’s comment requesting an update on the disclosure regarding the three yet-to-be named independent directors, including their committee membership. The Company intends to include the names, biographies and committee memberships of its three independent directors in Amendment No. 2 to this Form S-11.

29.	With respect to your independent directors, we note your statement on page 45 that serving as a director of, or having an ownership interest in, another Wells-sponsored program, will, by itself, not preclude independent directors status. Please tell us what criteria you will use to determine the independence of directors.

Response: The Company has revised the disclosure on page 48 to set forth its standards for director independence.

The Advisory Agreement, page 55

30.	We note that the form advisory agreement will be filed in a future amendment. To the extent the agreement includes a procedure for valuing the advisor in the event the company internalizes the advisor, please include appropriate disclosure.

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September 27, 2006

Response: In response to the Staff’s comment, the Company filed the Form of Advisory Agreement as Exhibit 10.1 to this Amendment No. 1. Please note the Company did not include a procedure for valuing the advisor in the event the Company internalizes the advisor.

31.	We note the disclosure on page F-7 that Institutional REIT anticipates executing an advisory agreement that will become effective on the date this registration statement is declared effective. Please revise your disclosure in this section to clarify when the advisory agreement will be executed.

Response: The Company revised its disclosure on page 59 to clarify that the advisory agreement will be executed and become effective on the date this registration statement is declared effective.

Compensation Table, page 59

32.	We note that you will pay acquisition fees up to 1.5% of the gross acquisition cost. Please expand your disclosure to clarify what you mean by gross acquisition cost and whether such amount would include any debt or mortgages associated with the acquired property. In addition, please clarify what you meant by the “cost” of all investments on page 61.

Response: Pursuant to the Staff’s comment, the Company clarified that gross costs would include debt associated with the acquired property by revising the disclosure to define “gross acquisition cost” of assets to include acquisition expenses and any debt attributable to such investments. In footnote 3 to the compensation table on page 68, the Company expanded its disclosure to clarify that the table assumes that its acquisitions will be funded only from the net proceeds of the offering and without any debt. On page 65 of the prospectus, the Company responded to the second part of the Staff’s comment by revising its disclosure to clarify that the sum of the “cost” of all gross assets includes acquisition expenses that the Company capitalizes and any debt attributable to such investments.

33.	We note that, if you retain Wells Management to manage and lease some of your properties, you will pay a market-based property management fee. Please expand your disclosure to estimate this market-based property management fee.

Response: The Company revised its disclosure on page 65 to clarify that if it retains Wells Management, it would pay a market-based property management fee, which would likely be based on the gross monthly income of the property. To determine the market-based fee, the Company discloses that it will gather third-party property management market-based pricing information and where appropriate solicit proposals directly from third party property managers. While the Company revised its disclosure to convey how it will determine the market-based property management fee, based on the significant diversity as to type of property, location of property, tenants available for property, the rural or urban setting of the property’s location and availability of an efficient and effective, property manager, it is not possible at this time to provide a reasonable estimate of the exact fee. In addition, the Company disclosed that it would not retain Wells Management for any property without the approval of the conflicts committee.

Conflicts of Interest, page 65

34.	We note that your advisor and its affiliates have sponsored 18 public real estate programs. Please expand your disclosure to clarify whether each of these real

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September 27, 2006

estate programs is currently still actively raising capital and acquiring or disposing of assets. Please also identify which of these programs targets the same types of properties and tenants that you will target.

Response: The Company revised its disclosure on page 71.

Plan of Operation, page 79

35.	Please disclose how the deferred selling commission will impact your future financial results.

Response: The Company modified its disclosure on page 87 as requested.

36.	We note that after the minimum subscription of $10 million is achieved, subscription proceeds will be released to you. We further note your disclosure on page 79 that, if this offering is not fully sold, your ability to diversify your investments may be diminished. Please expand your disclosure to describe how you intend to operate your business using only a small percentage of maximum offering. Please discuss how this would impact your operations and investment opportunities.

Response: In response to the Staff’s request for additional disclosure regarding its operations and investment opportunities, the Company revised its disclosure in the fourth paragraph on page 84 to discuss that should the Company sell only a small percentage of the maximum offering, the Company may utilize a higher degree of leverage and its operations and its ability to purchase a broadly diverse portfolio of properties may be limited. Further, additional risks may arise from a less diverse portfolio which may cause lower dividend distributions and capital appreciation.

Competition, page 80

37.	We note that, when your advisor directs any investment opportunity to any Wells-sponsored program, it will offer the opportunity to the program for which the investment opportunity is most suitable based on investment objectives, portfolio and criteria of each program. It appears that many Wells-sponsored programs have the same investment objectives and intended portfolio and criteria. Please expand your disclosure to describe in detail the factors that will be considered in allocating investment opportunities among Wells-sponsored programs.

Response: The Company revised page 85 to include bullet point disclosure to describe in detail the factors that will be considered in allocating investment opportunities among Well-sponsored programs.

38.	We note your disclosure on page 80 that your charter disclaims any interest in any investment opportunity known to your advisor or its affiliates that your advisor has not recommended to you. Please expand your disclosure to clarify what you mean by this statement.

Response: The Company revised its disclosure on page 86 to clarify that the Company’s charter disclaimer means the Company’s advisor and its affiliates cannot be liable to the Company for usurping a corporate opportunity unless the Company’s advisor has first recommended the opportunity to the Company.

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Results of Operations, page 81

39.	We note your statement regarding material trends. Please confirm that the current capitalization rates for acquisitions of your target properties is not a trend that many impact your business.

Response: Pursuant to the Staff’s request to clarify the Company’s view on current capitalization rates, the Company revised its disclosure on page 87 to confirm that it was not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally. The Company disclosed further that the Company does not expect significant short-term changes in cap rates on real estate investments. The Company also disclosed that that if cap rates remain at current levels and the Company purchases properties with long-term leases (as expected), then the Company’s income and stockholder returns are likely to be lower than they would be in an environment of higher cap rates.

Prior Performance Summary, page 84

40.	Please clarify whether the term “Wells-sponsored public programs” refers only to the two real estate investment trusts and the seven limited partnerships listed, or whether it includes other limited partnership as well. In addition, while you have listed seven limited partnership, the second sentence of the fourth paragraph references eight.

Response: The Company revised the disclosure in this section on page 90 to make the disclosure consistent and refer to nine total programs consisting of the two public REITs and seven limited partnerships listed.

41.	Please revise the table on page 85 to separate the data for office and industrial properties.

Response: The Company revised its “Type of Property” chart on page 91 to separate the data for offices and industrial properties.

Adverse Business Developments or Conditions, page 87

42.	We note your disclosure that Wells-sponsored programs have occasionally been adversely affected by the cyclical nature of the real estate market. Please expand your disclosure to explain in more detail any material major adverse business developments. We note that the sale of any property below acquisition cost may not necessarily be such a development.

Response: In accordance with the Staff’s comments requesting an explanation as to whether the Company’s advisor has experienced any adverse business developments with its prior programs, the Company clarified its disclosure on page 93. The Company conveyed that certain properties owned by Wells-sponsored programs have sold at prices below their purchase prices or have experienced long periods of time when no tenants were paying rent causing a reduction in revenues. However, such occurrences have been sporadic and have not resulted in any material adverse business developments to Wells-sponsored programs in the past ten years.

Securities and Exchange Commission

September 27, 2006

Annual Valuation, page 110

43.	Please advise us whether these annual valuations will be disclosed to all shareholders.

Response: The Company advises the Staff and revised its disclosure in the second paragraph under this heading on page 117 to convey that the annual valuations will be disclosed to all stockholders.

Dividends, page 114

44.	Refer to the next-to-last paragraph in this section. Please disclose that distributions paid from borrowings or sources other than cash from operations will constitute a return of capital, which will have the effect of reducing the shareholder’s basis in your stock.

Response: Pursuant to the Staff’s comment, the Company revised its disclosure on page 121 to state that to the extent the Company pays dividend distributions such distributions may constitute a return of capital and may have the effect of reducing a stockholder’s basis in our stock.

Certain Provisions of Maryland Law and Of Our Charter and Bylaws, page 118

45.	Please clearly disclose that Maryland law permits you to opt out of the business combination and control share provisions and whether or not you have elected to opt out.

Response: The Company revised pages 125 and 126 of the prospectus to clearly disclose that Maryland law permits the Company to opt out of the business combination and control share provisions and that the Company has not elected to opt out of the provisions of either Maryland statute.

Supplemental Sales Literature, page 135

46.	Please revise the second sentence of the second paragraph to state that supplemental sales material will be consistent with the prospectus. Refer to Item 19A of Industry Guide 5.

Response: The Company revised page 142 to state that its supplemental sales materials would be consistent with the prospectus.

Table V, page F-27

47.	Please provide the information required in the final column.

Response: The Company revised Table V to include the information in the final column.

Part II. Information Not Required in Prospectus

Table VI, page II-6

48.	Please include a column in the table for “other cash expenditures expensed” or advise.

Securities and Exchange Commission

September 27, 2006

Response: The Company supplementally advises the Staff that the Company intentionally removed this column because all cash expenditures related to building capital improvements are capitalized and shown in the column entitled “Other Cash Expenditures Capitalized” unless the expenditures are immaterial and then they are expensed. The amount of cash expenditures expensed is immaterial. For purposes of providing additional guidance, the Company has revised footnote (2) to Table VI to include this supplemental response.

If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 861-3860, Brad Lenox at (919) 786-2006 or me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt

cc:	Daniel Gordon, SEC Accounting Branch Chief
Eric McPhee, SEC Staff Accountant
Leo F. Wells, III, Institutional REIT, Inc.
Douglas P. Williams, Institutional REIT, Inc.

Appendix A

DRAFT ONLY

Exhibit 5.1

DLA Piper US LLP

4700 Six Forks Road, Suite 200

Raleigh, North Carolina 27609-5244

T 919.786.2000

F 919.786.2200

W www.dlapiper.com

                                    , 2006

Institutional REIT, Inc.

6200 The Corners Parkway, Suite 250

Norcross, Georgia 30092

Re:	Registration Statement on Form S-11 (Registration No. 333-136273)

Ladies and Gentlemen:

We are acting as counsel to Institutional REIT, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement relates to the offer of 340,000,000 shares of the Company’s common stock, $0.01 par value per share (the “Shares”), for issuance and sale by the Company. We are furnishing this opinion letter pursuant to Item 36(b) of Form S-11 and Item 601(b)(5) of the Commission’s Regulation S-K.

We have examined the Articles of Amendment and Restatement of the Company, the Amended and Restated Bylaws of the Company, the Registration Statement, including the prospectus included therein (the “Prospectus”) and the exhibits thereto, records of proceedings of the Board of Directors of the Company deemed by us to be relevant to this opinion letter and other documents that we deemed appropriate to render the opinion set forth herein. We also have made such further legal and factual examinations and investigations as we deemed appropriate to render the opinion set forth herein. As to certain factual matters relevant to this opinion letter, we have relied without investigation upon certificates or other comparable documents of public officials and officers of the Company. Our opinion set forth below is limited to matters governed by the laws of the State of Maryland and the federal laws of the United States.

Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold upon payment therefore, as contemplated by the Prospectus, the Shares will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion letter with the Commission, or with any official or agency administering the securities laws of a jurisdiction, as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” in the Prospectus constituting a part thereof. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Appendix B

DRAFT ONLY

Exhibit 8.1

DLA Piper US LLP

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601-1293

T 312.368.4000

F 312.236.7516

W www.dlapiper.com

                                    , 2006

Institutional REIT, Inc.

6200 The Corners Parkway, Suite 250

Norcross, Georgia 30092

Re:	Tax Opinion for REIT Status and Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel to Institutional REIT, Inc., a Maryland corporation (the “Company”), in connection with its registration statement on Form S-11 (the “Registration Statement”) (No. 333-136273) filed with the Securities and Exchange Commission (“SEC”) relating to the proposed offering of 340,000,000 shares of common stock, $.0l par value per share. This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. ss. 229.601(b)(8).

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Company’s amended and restated charter, as filed as an exhibit to the Registration Statement (the “Amended and Restated Charter”);

(3)	the Company’s amended and restated bylaws, as filed as an exhibit to the Registration Statement (the “Amended and Restated Bylaws”);

(4)	the limited partnership agreement for Institutional Operating Partnership, L.P (the “Limited Partnership”); and

(5)	such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated                     , 2006, executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and proposed operation of the Company, the Limited Partnership, and their respective subsidiaries.

For purposes of our opinion, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, the Limited Partnership, and their respective subsidiaries (if any) will each be operated in the manner described in the Amended and Restated Charter, Amended and Restated Bylaws, the Limited Partnership Agreement, and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Sections 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that

(i) the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2006, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2006, and

(ii) the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is accurate in all material respects.

The foregoing opinion is limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Limited Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinion set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R ss. 229.601(b)(8), and the reference to DLA Piper US LLP contained in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,